Neuberger Berman, LLC
605 Third Avenue
New York, New York 10158-0180




                               September 26, 2003


Neuberger Berman Real Estate Securities Income Fund Inc.
605 Third Avenue
New York, New York 10158

Ladies and Gentlemen:

     We are writing to confirm the purchase of 6,981 shares of common stock of Neuberger Berman Real Estate Securities Income Fund Inc., which we have purchased from you at a price of $15 per share, reduced by the amount of the sales load. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.


                                                Sincerely,


                                                /s/ Robert Conti
                                                -----------------------
                                                Name: Robert Conti
                                                Title: Vice President